Exhibit 99.1

SOURCE:	AXCAN PHARMA INC.

NASDAQ SYMBOL (NASDAQ Global Market):	AXCA
TSX SYMBOL (Toronto Stock Exchange):	AXP

DATE:	October 1, 2007

AXCAN LICENSES RIGHTS TO Cx401, AN INNOVATIVE BIOLOGICAL PRODUCT IN
DEVELOPMENT FOR THE TREATMENT OF PERIANAL FISTULAS,
A SIGNIFICANT UNMET MEDICAL NEED

MONT-SAINT-HILAIRE, Quebec – Axcan Pharma Inc. ("Axcan" or the "Company") (NASDAQ: AXCA - TSX: AXP) today announced it has entered into an exclusive license and development agreement with Cellerix SL (“Cellerix”) of Spain, for the North American (United States, Canada and Mexico) rights to Cx401, an innovative biological product in development for the treatment of perianal fistulas. Cx401 uses non-embryonic stem-cells to treat perianal fistulas in Crohn’s and non-Crohn’s Disease patients. A Phase II clinical trial has demonstrated the efficacy and confirmed the safety of Cx401 in the treatment of perianal fistulas. Patent applications have been submitted, which, if granted, could provide protection until 2025.

“We are pleased with the signing of this agreement, which is clearly in line with our growth strategy and demonstrates our commitment to improve the quality of care and health of patients suffering from gastrointestinal diseases and disorders by making novel and innovative therapies available to these patients. Results of the Cx401 Phase II study have shown great promise in the treatment of perianal fistulas in Crohn’s and non-Crohn’s Disease patients. This product is of particular interest to Axcan, as it will complement our existing line of products in development, thus positioning us for solid continued future growth. Based on our current understanding of the market, we believe that peak sales for this product could exceed US $250 million in the United States alone,” commented Frank Verwiel, M.D., President and Chief Executive Officer of Axcan.

“We are very excited to establish a business relationship with Axcan and thus maximize the potential of Cx401, as Axcan is recognized as a leader in the field of gastroenterology and is a partner of choice to develop Cx401 in North America. We look forward to assisting the Axcan team in the development of this product candidate. We believe that the use of non-embryonic stem cells derived from adipose tissue of the same patient has substantial therapeutic and commercial potential and we are committed to making these therapies available to patients,” commented Eduardo Bravo, Cellerix’s Chief Executive Officer.

Under the terms of the agreement, Axcan will make a US $10 million upfront payment to Cellerix, plus regulatory milestone payments that could total up to US $30 million. Furthermore, Axcan will pay scaled royalties based on the net sales of Cx401. Axcan has also agreed to make an equity investment of up to US $5 million in Cellerix, should Cellerix complete its initial public offering within 3 years of the effective date of the agreement.

PERIANAL FISTULAS
Fistulas are abnormal connections or passageways between organs or vessels that should not connect with one another. Perianal fistulas (abnormal connections between the anus and rectum with other epithelia, such as skin or the vagina) represent a very debilitating condition, since they can generate anal incontinence or infections. There is a considerable unmet need in the treatment of fistulas, as current treatments mainly rely upon surgery, which is highly invasive, costly and has a relatively low success rate.

Perianal fistulas occur in approximately 12% of patients with Crohn's Disease, and there are estimated to be more than 500,000 patients with Crohn’s Disease in the United States alone. Patients with fistulas from another origin amount to approximately 10,000. Current treatments for fistulas in Crohn’s Disease patients include treatment with anti TNF-alpha, which after one year has a response rate of approximately 36% (defined as complete absence of draining fistulae). Surgery is also used to treat perianal fistulas in both Crohn’s and non-Crohn’s Disease patients, but has a poor long-term success rate and a high risk of anal incontinence.

PRODUCT AND TECHNOLOGY
Cx401 is a highly innovative, autologous (non-embryonic) stem cell product developed by Cellerix from human adipose tissue. This autologous source offers clear advantages over other alternatives such as bone-marrow, including easier access to the stem cells and higher yield (100 to 1,000 times). Using a minimal amount of fat drawn from the patient, it is possible to obtain stem cells that have an extraordinary capacity to facilitate the healing process of fistulas. The treatment consists of the extraction, expansion and re-administration of the patient’s own cells into the fistulized area. The natural healing of the fistula tract is achieved through the anti-inflammatory properties of Cx401. This mechanism of action explains the excellent clinical results obtained to date with the product.

According to the National Institutes of Health, the U.S. government medical research agency, non-embryonic stem cells, such as blood-forming stem cells in bone marrow, are commonly used to treat human diseases, and physicians have been using stem cells for bone marrow transplants for over 40 years.

The human body is made up of cells that have been differentiated into specialised tissues (such as the skin, the heart or other organs) and cells that have not been completely differentiated. The latter are stem cells, which are capable of producing more stem cells and are also capable of producing cells with specific functions. When normal cells are damaged or disappear, they can be replaced through the use of stem cells. This discovery opened the way for enormous possibilities in modern medicine.

Stem cells are present in various tissues of our bodies. They can be isolated, processed and reinserted into the same patient in order to regenerate a specific tissue or provide a therapeutic effect with almost no risk of rejection.

CLINICAL RESULTS
An open-label, Phase I study to evaluate feasibility and safety was conducted in Europe and confirmed that Cx401 has the potential to treat fistulas in Crohn’s Disease patients. The primary endpoint consisted of clinically assessed complete closure and healing of the fistula, and showed a 75% response rate 8 weeks after treatment. This trial was the first clinical trial to be conducted anywhere in the world using, and showing the effectiveness of, adipose stem cells as a potential cell-based medicine (García-Olmo, D, et al. “A Phase I Clinical Trial of the Treatment of Crohn’s Fistula by Adipose Mesenchymal Stem Cell Transplantation”. Dis Colon Rectum 2005; 48: 1416–1423).

An additional Phase II trial conducted in 50 patients in Europe demonstrated the efficacy and safety of Cx401. This randomized, open-label, parallel assignment study evaluated the safety and efficacy of Cx401 in the treatment of perianal fistulas in Crohn’s and non-Crohn’s Disease patients. The primary endpoint for this study was photographically assessed complete closure and healing, and showed a 71% response rate in the acute phase, both in Crohn’s and non-Crohn’s Disease patients. Results of this study were presented at Digestive Disease Week (DDW) in May 2007 (Garci-Olmo D. et al., “Expanded Adipose-Derived Stem Cells (Cx401) for the Treatment of Complex Perianal Fistula. A Phase II Clinical Trial” (DDW 2007; Abstract: 492)) and are pending publication.

"The Phase I clinical study conducted in Crohn's Disease patients further demonstrates the potential of Cx401 to be an effective treatment option for patients with perianal fistula,” said Professor Dr. Garcia-Olmo, study principal investigator for the clinical program at the Department of Surgery at La Paz University Hospital, Madrid. “In addition, the Phase II study supports the findings of the Phase I study and confirmed that this therapy is a promising option to treat patients with perianal fistula. We look forward to the successful outcome of this clinical program, currently in Phase III in Europe, as Cx401 seems to have the potential to be more effective than anti TNF-alpha or surgery, without the associated side-effects.”

The companies will collaborate on the clinical development of Cx401. Axcan will be responsible for the development of this product in North America, while Cellerix will develop Cx401 in Europe. The Company expects to initiate a Phase IIb study in North America in fiscal 2008, and details of this study will be communicated upon its initiation. Depending on the outcome of further discussions with the FDA, filing could occur as early as 2011. The Company currently anticipates total development cost to be in the range of $25 to $30 million.

CONFERENCE CALL
Axcan will host a conference call at 8:30 A.M. ET, on October 2, 2007. Interested parties may also access the conference call by way of a webcast at www.axcan.com. The webcast will be archived for 90 days. The telephone numbers to access the conference call are (800) 733-7560 (Canada and United States) or (416) 644-3417 (international). A replay of the call will be available until October 9, 2007. The telephone numbers to access the replay of the call are (877) 289-8525 or (416) 640-1917, passcode 21248741#. Accompanying presentation slides and a fact sheet will also be available on the Company’s website.

ABOUT CELLERIX
Cellerix is a clinical biopharmaceutical company that actively develops and produces innovative medicines based on the use of adult stem cells. The company has a developing product pipeline which includes two products undergoing clinical trials: Cx401, currently in Phase III in Europe for the treatment of perianal fistulas, and Cx501, currently in Phase II for skin regeneration. Cx401 and Cx501 are the two first cellular products to obtain orphan status by the European Medicines Agency (EMEA).

ABOUT AXCAN PHARMA
Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan's products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol "AXCA" and on the Toronto Stock Exchange under the symbol "AXP".

This release contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking, including, without limitation, the Company's expectations with respect to the benefits and acceptance of new drugs and are generally identified by words such as "anticipate," "expect," "estimate," "intend," "project," "plan" and "believe." Forward-looking statements are subject to risks and uncertainties and undue reliance should not be placed on these statements. Certain material assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations are outlined in the body of this news release, and also include the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, the protection of our intellectual property, including the approval of patent applications, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian securities regulators.

The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. Axcan undertakes no obligation to update or revise any forward-looking statement, unless obligated to do so pursuant to applicable securities laws and regulations.

INFORMATION:	Isabelle Adjahi
Senior Director, Investor Relations and Communications
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000

www.axcan.com